FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, October 31, 2003

THIRD QUARTER FINANCIAL RESULTS

Fairfax Financial Holdings Limited continued to produce excellent underwriting performance in the 2003 third quarter. The combined ratio of its insurance and reinsurance operations was 97.0% for the quarter, with each of Northbridge, Crum & Forster and OdysseyRe producing a combined ratio below 100%, and 97.8% for the nine months ended September 30, 2003.

Lower interest and dividends (reflecting almost half of the investment portfolio being held in cash and short term investments) and substantially reduced realized gains, as well as increased runoff and interest costs, resulted in pre-tax income dropping significantly and in a net loss after income taxes and non-controlling interests of $20.0 million in the quarter. Net earnings for the nine months ended September 30, 2003 were a record $380.8 million.

Following is a summary of the third quarter and nine month financial results:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30

	($millions except per share amounts)
	2003	2002	2003	2002

	($millions except per share amounts)
Total revenue	1,641.9	2,244.6	5,958.2	5,876.9
Earnings before income taxes and non-controlling interests	3.2	472.9	722.7	605.7
Net earnings (loss)	(20.0)	281.4	380.8	339.7
Net earnings (loss) per share	($1.67)	$19.31	$26.08	$22.72

Combined ratios were as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30		SEPTEMBER 30

	2003	2002	2003	2002

Insurance — Canada	95.9%	96.5%	95.2%	97.4%
— U.S	98.9%	106.4%	101.0%	104.6%
Reinsurance	96.5%	99.9%	97.2%	99.2%

Consolidated	97.0%	101.3%	97.8%	100.6%

During the 2003 third quarter, net premiums written by Northbridge, Crum & Forster and OdysseyRe, expressed in local currency on a consistent basis, increased 39.1%, 36.9% and 38.6% respectively over the

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

third quarter of 2002. Net premiums written in the 2003 third quarter decreased by 15.1% in Canadian dollars over the previous year, but increased 27.8% excluding the effect of changes in foreign exchange rates, TIG’s discontinued MGA-controlled program business and the premium for TIG’s adverse development cover, while realized gains on investments declined to $44.1 million from $465.8 million in 2002.

At September 30, 2003, the pre-tax unrealized gain on portfolio investments was $340.7 million (compared to $207.9 million at December 31, 2002), of which approximately $120 million was realized in October 2003.

There were 14.0 and 14.1 million weighted average shares outstanding in the third quarter and nine months, respectively, ended September 30, 2003 compared to 14.3 million in each of the same periods in 2002.

Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Monday, November 3, 2003 to discuss its third quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941